Exhibit 4.6

April 3, 2024

Blue Ridge Bankshares, Inc.

1807 Seminole Trail

Charlottesville, Virginia 22901

Attention: G. William Beale

President and Chief Executive Officer

Dear Mr. Beale:

Reference is made to that certain Amended and Restated Securities Purchase Agreement (including the exhibits and schedules thereto), dated as of April 3, 2024, by and among Blue Ridge Bankshares, Inc., a Virginia corporation (the “Company”), and each purchaser identified on the signature pages thereto (the “Purchase Agreement”), including the undersigned (the “Insider Purchaser”). This letter agreement sets forth the Insider Purchaser’s agreement with the Company with respect to certain matters and provisions set forth in the Purchase Agreement and the Preferred Stock Articles of Amendment with respect to the shares of the Series B, in connection with the Insider Purchaser’s purchase and ownership of, and rights with respect to, the shares of the Series B acquired and held by the Insider Purchaser. Unless otherwise required by the context, all capitalized terms not defined in this letter agreement shall have the meanings given to such terms in the Purchase Agreement.

In connection with entering into the Purchase Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Insider Purchaser and the Company hereby agree as follows for so long as the Insider Purchaser is a holder of shares of the Series B:

1.

Insider Purchaser shall not have any rights to or otherwise be entitled to receive and shall forgo, and the Company has no obligation to declare and pay, any dividends in any form whatsoever on the shares of the Series B held by the Insider Purchaser that are otherwise declared and payable on shares held by any other holder of the Series B pursuant to Article II-A, Section 4 of the Preferred Stock Articles of Amendment.

2.

Insider Purchaser shall not have any rights to, or otherwise be entitled to receive or have made and shall forgo, any adjustment or change to the Conversion Rate or Conversion Price (as such terms are defined in the Preferred Stock Articles of Amendment with respect to the Series B) on the shares of the Series B held by the Insider Purchaser that are otherwise received or made on shares held by any other holder of the Series B pursuant to Article II-A, Section 6(e) of the Preferred Stock Articles of Amendment.

All other terms, rights, obligations and conditions set forth in the Purchase Agreement and with respect to the Series B held by the Insider Purchaser remain unchanged.

This letter agreement may be executed in any number of separate counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts will together constitute the same agreement.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

INSIDER PURCHASER

Name:

AGREED TO AND ACCEPTED:

BLUE RIDGE BANKSHARES, INC.

By:
Name:	G. William Beale
Title:	President and Chief Executive Officer

[Signature Page to Letter Agreement]

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